SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 8)*

Sauer-Danfoss Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number)

Kenneth D. McCuskey
Vice President, Chief Accounting Officer, and Secretary
Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa 50010
(515) 239-6364

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Uri Doron, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 521-5465

October 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	804 137 107

1	NAMES OF REPORTING PERSONS:

	Danfoss Murmann Holding A/S

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Denmark

	7	SOLE VOTING POWER:

NUMBER OF		18,241,962

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,241,962

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,241,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	37.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

* See Item 5 of this Schedule 13D/A below.

CUSIP No.	804 137 107

1	NAMES OF REPORTING PERSONS:

	Danfoss A/S

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Denmark

	7	SOLE VOTING POWER:

NUMBER OF		18,387,825

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,241,962

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,387,825

WITH	10	SHARED DISPOSITIVE POWER:

		18,241,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	36,629,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	75.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1.	Security and Issuer.
This Amendment No. 8 (“Amendment No. 8”) to the Statement of Beneficial Ownership on Schedule 13D filed May 26, 2000 (the “Original Statement”), as amended by Amendment No. 2 filed on April 5, 2001 (“Amendment No. 2”)**, Amendment No. 3 filed on November 1, 2001 (“Amendment No. 3”), Amendment No. 4 filed on May 16, 2007 (“Amendment No. 4”), Amendment No. 5 filed on August 17, 2007 (“Amendment No. 5”), Amendment No. 6 filed on March 12, 2008 (“Amendment No. 6”), and Amendment No. 7 filed on July 18, 2008 (“Amendment No. 7”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Sauer-Danfoss Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 250 Parkway Drive, Suite 270, Lincolnshire, IL 60069.

This Amendment No. 8 is being filed by the Reporting Persons (as defined in Item 2 below) as a result of a share purchase transaction whereby Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss”), has acquired from Sauer Holding GmbH (“Sauer”), a limited liability company organized under the laws of Germany, 10,029,264 shares of Common Stock.  In addition, this Amendment No. 8 excludes Sauer, which had previously reported its beneficial ownership of Common Stock in the Original Statement and Amendments No. 2 through No. 7, because the Reporting Persons and Sauer no longer share a joint filing obligation following the consummation of the share purchase transaction (the “Share Purchase Transaction”).

** Following the filing of the Original Statement, the reporting persons at that time had amended such filing by inadvertently proceeding to Amendment No. 2, resulting in omitting Amendment No. 1 to the Original Statement.  Because all subsequent amendments to the Original Statement have followed such numerical sequence, the Reporting Persons have continued with such sequence in this Amendment No. 8.

Item 2.	Identity and Background.

(a)           This Amendment No. 8 is being filed by (i) Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark (the “Holding Company”), and (ii) Danfoss (Danfoss, together with the Holding Company, the “Reporting Persons”).  The Holding Company is a wholly owned subsidiary of Danfoss.

The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the “Danfoss Control Entity”).

(b)           The address of the principal business and the principal office of each of the Reporting Persons is Nordborgvej 81, 6430 Nordborg, Denmark.  The address of the principal business and the address of the principal office of the Danfoss Control Entity is Nordborgvej 81, 6430 Nordborg, Denmark.

(c)           Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Reporting Persons.  Set forth on Schedule II hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

The Holding Company was formed solely to hold shares of Common Stock and has conducted no other operations or activities.  The principal business of Danfoss is the design, manufacture and sale of industrial products.  The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

(d)           During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

(e)           During the last five years, (i) none of the Reporting Persons, (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price (the “Purchase Price”) paid by Danfoss to Sauer for 10,029,264 shares of Common Stock was $160,468,224 at a price per share of $16.00.

The Purchase Price was financed by Danfoss through its revolving credit facility under that certain Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, with Danske Bank A/S (the “Lender”) under which the Lender committed to providing Danfoss with seven year term loan and revolving credit facilities in an aggregate amount up to US $600,000,000, consisting of one US $200,000,000 revolving credit facility and two US $200,000,000 term loan facilities.  Principal amounts outstanding under each of the facilities accrue interest at customary interbank market rates, plus applicable margin, and are due on February 4, 2015.  Interest that accrues is due and payable at the end of interest periods of varying length (ranging from one month to twelve months).  The interest payable on this drawdown of the facility is due and payable on January 20, 2010.

Item 4.	Purpose of Transaction.

The consummation of the Share Purchase Transaction has altered the holdings of Common Stock held by Danfoss from what was last reported in Amendment No. 7.  As a result of the consummation of the Share Purchase Transaction pursuant to that certain Share Purchase Agreement, dated as of October 30, 2009 (in the form attached as Exhibit A to this Amendment No. 8, the “Purchase Agreement”),   Danfoss has increased its sole control over a majority of the issued and outstanding shares of Common Stock.  As described briefly in Item 1 above, upon the closing of the transaction under the Purchase Agreement, Danfoss acquired 10,029,264 shares of Common Stock from Sauer.

Concurrently with the consummation of the Share Purchase Transaction, that certain Stockholders Agreement by and among Danfoss, Sauer and certain affiliates of Sauer (the “Stockholders Agreement”) was terminated.  This termination of the Stockholders Agreement has resulted in the cancellation of rights of the parties thereto, including (a) the right that permitted Danfoss to purchase from Sauer (via exercise of a call option) and (b) the right of Sauer to sell to Danfoss (via exercise of a put option), the remaining 10,029,264 shares of Common Stock held by Sauer, in two equal stages of 5,014,632 shares each, during the 21 day periods starting on August 1 and running until August 21 following the delivery of the Issuer’s audited financial statements to Sauer for the Issuer’s 2009 and 2011 fiscal years, respectively.  The purchase price for the shares subject to the call option and put option was to be determined based on the operating income of, and adjusted with respect to the net debt level of, the Issuer in the 2009 and 2011 fiscal years of the Issuer, respectively, but was set within a range of $29.67 and $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions.  In addition, the contractual rights of Sauer and Danfoss under the Stockholders Agreement with respect to the Board of Director nomination rights and certain drag-along and tag-along rights were terminated in connection with the termination of the Stockholders Agreement (as described further in Item 6 of Amendment No. 7).

The above-described consequences of the Share Purchase Transaction, together with Danfoss’ control over a majority of the issued and outstanding shares of Common Stock, enable Danfoss to pursue any of a number of additional actions related to its holding of Common Stock, including: (a) acquiring additional shares of Common Stock, or disposing of shares of Common Stock that it holds (by way of merger, tender offer, open market purchases, or otherwise); (b) converting all or a portion of the Danfoss Loans (as defined in Item 6) into equity securities of the Issuer; (c) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (d) selling or transferring of a material amount of assets of the Issuer or any of its subsidiaries; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) further changes in the Issuer’s Certificate of Incorporation or By-laws or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing the Common Stock to be delisted from the New York Stock Exchange; (i) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.  Danfoss is evaluating and will continue to evaluate all of the potential courses of action discussed immediately above and hereby reserves the right to pursue any such action.

Item 5.	Interest in Securities of the Issuer.

1.           The Holding Company

(a)           The Holding Company may be deemed to beneficially own 18,241,962 shares of Common Stock.  Such ownership represents 37.7% of the issued and outstanding shares of the Issuer.  Other than as indicated on Schedule I, to the knowledge of the Holding Company, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Holding Company.  As disclosed in Schedule I, three board members of the Holding Company own shares of Common Stock. Specifically, Jorgen M. Clausen owns 71,500 shares, Niels B. Christiansen owns 3,000 shares, and Frederik Lotz owns 3,000 shares.  Each such person has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock. Each person does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock, and as a result, the Holding Company disclaims beneficial ownership with respect to such shares.

(b)           Number of shares as to which the Holding Company has:

(i)	sole power to vote or to direct the vote: 18,241,962

(ii)	shared power to vote or to direct the vote: 0

(Power to vote these shares is shared for the reasons described in paragraph (a) above).

(iii)	sole power to dispose or to direct the disposition of: 18,241,962

(iv)	shared power to dispose or direct the disposition of: 0

(c)           The Holding Company itself (and all of the persons named on Schedule I related to the Holding Company) has not effected any transactions in securities of the Issuer during the last 60 days.

(d)-(e)                      Not applicable.

2.           Danfoss

(a)           Danfoss may be deemed to beneficially own 36,629,787 shares of Common Stock.  Such ownership represents 75.7% of the issued and outstanding shares of the Issuer. Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.  Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity.  As disclosed in Schedule I, two board members of Danfoss own shares of Common Stock, specifically, Jorgen M. Clausen owns 71,500 shares and William E. Hoover owns 3,000 shares. In addition to these two directors of Danfoss, two members of the executive committee of Danfoss each own 3,000 shares of the Issuer, including Niels B. Christiansen and Kim Fausing.  Each of these four individuals is a director of the Issuer.  Each of these persons has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock. Each such person does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock, and as a result, the Danfoss disclaims beneficial ownership with respect to such shares.

(b)           Number of shares to which Danfoss has:

(i)	sole power to vote or to direct the vote: 18,387,825

(ii)	shared power to vote or to direct the vote: 18,241,962

(iii)	sole power to dispose or to direct the disposition of: 18,387,825

(iv)	shared power to dispose or to direct the disposition of: 18,241,962

 (c)           Other than the Share Purchase Transaction, no transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e)                      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Purchase Agreement entered into in connection with the Share Purchase Transaction, Sauer has agreed it will not acquire any securities of the Issuer at any time prior to the fifth anniversary of the Purchase Agreement without the express written consent of Danfoss.

As previously disclosed in the Issuer’s Current Report on Form 8-K dated March 16, 2009 and the Issuer’s Annual Report on Form 10-K dated March 24, 2009, respectively, the Issuer, as borrower, and Danfoss, as lender, have entered into a credit agreement which provides for multicurrency term loan and revolving credit facilities of $490 million, effective March 12, 2009, and a loan agreement providing for a $50 million loan, effective December 9, 2008 (collectively, the “Danfoss Loans”).

Item 7.	Material to be Filed as Exhibits

Exhibit A --	Share Purchase Agreement, dated as of October 30, 2009, by and between Sauer Holding GmbH and Danfoss A/S

Exhibit B --	Credit Agreement dated March 12, 2009 by and between Sauer-Danfoss Inc. and Danfoss A/S*

Exhibit C –	Loan Agreement dated December 9, 2008 by and between Sauer-Danfoss Inc. and Danfoss A/S**

--------------------

*	Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 16, 2009.

**	Incorporated by reference to Exhibit 10.1(bg) of the Issuer’s Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 24, 2009.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 3, 2009	Danfoss Murmann Holding A/S

	By:	/s/ Jorgen M. Clausen
	Name:	Jorgen M. Clausen
	Title:	President & CEO

	By:	/s/ Niels B. Christiansen
	Name:	Niels B. Christiansen
	Title:	President & CEO

Dated: November 3, 2009	Danfoss A/S

	By:	/s/ Niels B. Christiansen
	Name:	Niels B. Christiansen
	Title:	President & CEO

	By:	/s/ Kim Fausing
	Name:	Kim Fausing
	Title:	Executive Vice President & COO

Schedule I
Directors and Executive Officers

as of November 2, 2009

Corporation:                                Danfoss Murmann Holding A/S
Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Clausen, Jorgen M. Denmark	Norborgvej 81 6430 Nordborg Denmark	Chairman of Danfoss A/S	71,500 Common Shares

Christiansen, Niels B. Denmark	Nordborgvej 81 6430 Nordborg Denmark	CEO of Danfoss A/S	3,000 Common Shares

Lotz, Frederik Denmark	Nordborgvej 81 6430 Nordborg Denmark	Business person	3,000 Common Shares

Management Board and Citizenship; Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Christiansen, Niels B. Denmark	See information above	See information above

Corporation:                                Danfoss A/S

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Clausen, Jorgen M. Denmark	See information above	See information above	See information above

Jebsen, Hans Michael Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Jebsen & Co., Ltd.	None

Hoover, William E. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Officer, McKinsey & Co.	3,000 Common Shares

Rørsted, Kasper Denmark	Nordborgvej 81 6430 Nordborg Denmark	CEO of Henkel AG & Co. KGaA	None

Clausen, Peter M. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Bitten & Mads Clausen Fond	None

Knopfli, Arno Denmark	Nordborgvej 81 6430 Nordborg Denmark	Engineer	None

Nielsen, Jens Peter Rosendahl Denmark	Nordborgvej 81 6430 Nordborg Denmark	Convenor	None

Hansen, Svend Aage Denmark	Nordborgvej 81 6430 Nordborg Denmark	HR Consultant	None

Exec. Committee and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Christiansen, Niels B. Denmark	See information above	See information above	See information above

Fausing, Kim Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & COO of Danfoss A/S	3,000 Common Shares

Storgaard, Nis Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & CDO of Danfoss A/S	None

Schedule II
Directors and Executive Officers

as of November 2, 2009

Corporation:                                Bitten & Mads Clausens Fond

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Kirk, Hans Denmark	Havbo 5Høruphav, 6470 Sydals Denmark	Vice-Chairman of Bitten & Mads Clausen Fond	10,560 Common Shares

Clausen, Peter M. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Clausen, Jorgen M. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Skibsted, Bente Denmark	Route de Savuit 1095 Lutyr/VD Switzerland	Not employed	None

Jebsen, Hans Michael Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Toft, Jens Peter Denmark	Steen Blichers Vej 19 3460 Birkerød Denmark	Manager of Toft Advice	None

Nielsen, Jens Peter Rosendahl Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Hansen, Svend Aage Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Knopfli, Arno Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Management Board and Citizenship Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock
Have, Per Egebæk Denmark	CEO of Bitten & Mads Clausen Fond	None